Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Excerpt from The Wall Street Transcript “Oil & Gas: Drilling Equipment and Services Report” published on January 5, 2015, containing an interview with Jeff Miller of Halliburton Company.

C O M P A N Y I N T E R V I E W

Halliburton (HAL)

JEFFREY A. MILLER is Halliburton’s President, with responsibility for managing corporate strategic initiatives. He is also the company’s Chief Health, Safety and Environment Officer, as well as on Halliburton’s board of directors. Mr. Miller joined the company in 1997, and has served in several roles at Halliburton before his current position, including Chief Operating Officer. In this role, he was responsible for developing and executing the company’s operational strategy, and aligning short- and long-term objectives with the company’s overall strategy. Mr. Miller holds a Bachelor of Science in agriculture and business from McNeese State University, and an MBA from Texas A&M University. He is a Certified Public Accountant, a member of the Texas A&M University Dwight Look College of Engineering Advisory Council and on the board of directors of Atwood Oceanics, Inc..

SECTOR — ENERGY

(AYM609) TWST: Can you talk a bit about how the low oil price environment is impacting Halliburton, and what strategic decisions or changes management is making as a result?

Mr. Miller: The commodity prices are something we’re clearly watching, but they don’t change our strategic focus. Halliburton is continuing to execute on our strategies in deepwater, unconventionals and mature fields. These areas remain important and are the growth engine for resources going forward. Over the near term, as we respond to commodity prices, we look at efficiencies and will respond to activity levels to the degree required. We have a track record of navigating through cyclical downturns and emerging stronger. Our experienced management team has been through this before and knows what to do.

TWST: What is management’s vision for the merger with Baker Hughes? What will the combined company look like, and what will be some of its chief advantages over the two entities operating separately?

Mr. Miller: We are ecstatic about this transaction. The combination will create a bellwether company with the ability to offer our customers the most complete portfolio of services available in the market. We will have great scale, great efficiency and the ability to invest in the kind of technology that our clients demand.

Looking at our strategy in mature fields, deepwater and unconventionals, the production chemicals, artificial lift and invention capabilities that this combined company will have will dramatically improve recovery rates and extend the lives of these mature fields for our customers. If you think about our business in deepwater, we will have a terrific ability to deliver technology that increases reliability and reduces uncertainty for our customers. Finally, in unconventionals, the ability to improve production through a proven methodology for delivering lowest cost per BOE services for customers is really magnificent, and we know that we’ve got the capability to do that.

TWST: How would you characterize your mature field strategy at this point, and can you tell us a bit about the work you’ve got in the pipeline?

Mr. Miller: Mature fields present such a great opportunity for a company like Halliburton because we have technology and the execution capability to improve recovery factors. We see this in places like Ecuador, Mexico and many parts of Asia, where fields reach a point in their life where they become less than economic under a certain existing set of technologies. In many cases we’re able to go into those fields and apply new technology, or even apply current technology that weren’t available when the fields were first developed.

For example, we’ve adapted horizontal drilling and multistage hydraulic fracturing from shales into a mature field solution. We’ve been able to create new barrels or find bypassed pay zones with our wireline imaging technology that creates a great opportunity for us and for our operator clients. Because 70% of the world’s oilfields today are in decline and therefore mature, there is almost an unlimited pipeline of opportunities for this capability. Our focus is on choosing the best opportunities both for Halliburton and our customers.

TWST: You recently implemented a sand-logistics command center in Houston. Tell us about that and how it is or will improve efficiency for you.

Mr. Miller: The sand control room was really an adaptation of our real-time operating centers that we’ve historically used to operate drilling services all around the world. Real-time operating centers have allowed us to operate remotely and efficiently drill services all over the world.

As we faced supply tightness in the North America sand market, we took that same discipline and technology and applied it to how we manage sand and sand deliveries. It has worked fabulously for us and has separated Halliburton from its competitors in terms of efficiency, on-time delivery and simply the availability of supply at times. The control center team is able to track rail cars and levels of inventory all over the country, which allows them to plan jobs well in advance. It’s truly a differentiator for us, and we see it as a competitive advantage.

TWST: Can you give us an update on your CYPHER study in the Permian Basin?

C O M P A N Y I N T E R V I E W — H A L L I B U R T O N

Mr. Miller: Fabulous results from CYPHER. I think we have over 30 or 40 projects operating right now, high-end full studies with CYPHER, and it truly does tell our clients where to drill, how to drill, where to frac and how to frac. This is unique because really the development of unconventionals in North America was done without paying a lot of attention to seismic data, which means that we were successful but not nearly as effective as we could have been had we included those basic fundamentals of drilling and completing wells in the equation.

So when we do that and include iterative data from recent wells, we are able to reduce cost and improve predictability for our clients. The results have been clear, in many cases improving production for our clients by approximately 30%. That’s a meaningful improvement over what they would have expected otherwise.

TWST: You oversee the company’s health, safety and environment efforts. Can you tell us about where you’ll be focusing your attention in 2015, including any new projects or initiatives?

Mr. Miller: Health, safety and environment is always a high priority for Halliburton, and so we spend a lot of time developing processes to keep our people safe. One of the key elements we will continue to focus on in 2015 is developing a culture where Stop Work Authority is exercised whenever uncertainty presents itself.

Also, making sure everyone focuses on driving safety — this is the biggest source of risk to our employees. Our proven processes like Journey Management require employees to ask themselves things like, “Do I really need to make the journey? Are the road conditions adequate to drive?” These small steps are leading to solid improvement in our overall safety performance.

Our goal is to have all of our people enrolled and engaged in delivering safe work, following our safe work practices and all of the other Halliburton Life Rules that we have in place.

TWST: On your last earnings call, CEO Dave Lesar talked about pricing increases that you’ve been able to negotiate in some of your ongoing contracts. Can you provide some more details about contract pricing in 2015?

Mr. Miller: I think it’s too early to speculate on 2015. At this point in our cycle, we tend to see contract rollovers in Q3 and Q4 of the year. We are going through that process as we speak, and for competitive reasons, I have no other information to share.

TWST: Which international markets do you expect to be growth markets next year and which might be more challenging?

Mr. Miller: Let’s start with the growth markets. The Middle East has been a really positive story where we are seeing a lot of opportunity. We like the growth we’ve seen in Saudi Arabia, and as we look around, Iraq and Kurdistan are both areas that I expect we’ll see increased activity in 2015. I’m generally positive on key parts of the world. There are parts of Asia where we expect to see growth.

Over time, I think Latin America is going to be a growth market for the industry. Reform provides an exciting opportunity for Mexico, and you have good unconventional basins in Argentina. There are great reserves in Brazil that need to be developed — that pace will be really determined by the national oil company there. So we’re optimistic about all of Latin America, though it may come at different paces in different countries.

The challenging markets are fairly well-known. Russia faces headwinds between sanctions and currency challenges. Then there’s uncertainty throughout North Africa, notably in Libya. But we have been in these markets a long time, and we know how to manage through the cycles. From our perspective, we will continue to manage our business prudently and focus on unconventionals, deepwater and mature fields, and over time all of those things will correct themselves. The resources are simply too important to government budgets and the economies of the world to be held back over the longer term.

TWST: Obviously, Halliburton is a company for which there is a steady stream of news. What items that have been in the news recently do you think are perhaps overblown, and which of them are actual concerns or challenges in management’s view?

Mr. Miller: Overall, I think our industry is underappreciated. There is a lack of news covering how important oil and gas, particularly unconventionals, are to the North American economy today. The technology that is being utilized to unlock unconventional resources in North America is crucial to our energy security, and the information people receive on this topic is vastly inaccurate.

TWST: Thank you. (MES)

JEFF MILLER

President

Halliburton

3000 N. Sam Houston Parkway East

Houston, TX 77032

(281) 871-4000

www.halliburton.com

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the strength, capabilities and advantages of Halliburton and Baker Hughes as a combined company, expectations regarding current commodity prices and expected growth within Halliburton’s international markets in 2015, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Halliburton and Baker Hughes will each file with the SEC a definitive proxy statement/prospectus, and each of Halliburton and Baker Hughes will file other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014 , September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.